Three Bryant Park 1095 Avenue of the Americas
New York, NY 10036-6797
+1 212 698 3500 Main
+1 212 698 3599 Fax www.dechert.com

January 23, 2024

VIA E-EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn:	Ashley Vroman-Lee, Senior Counsel
Re:	Overland Advantage
Registration Statement on Form 10
File No. 000-56596

Dear Ms. Vroman-Lee:

On behalf of Overland Advantage (the “Company”), this letter responds to the comments issued by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (“Commission”) in telephone calls with representatives of Dechert LLP (“Dechert”) on January 17, 2024 and January 19, 2024 relating to the Company’s registration statement on Form 10 that was filed with the Commission on November 16, 2023 and amended on January 12, 2024 (the “Registration Statement”).

For your convenience, the Staff’s comments are set forth below, followed by the responses of the Company. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement.

1)

In the Staff’s view, the side letters disclosed in the Form 10 constitute senior securities under Section 18(g) of the 1940 Act. Please delete reference to the side letters in the disclosure and supplementally confirm that the Company will not enter into any such side letters.

January 23, 2024 Page 2

Response:

The Company respectfully acknowledges the comment and welcomes the opportunity to further address why we believe neither the side letters nor the shares of the Company that an investor with a side letter may hold constitute senior securities under Section 18(g) of the 1940 Act.

First, and most importantly, each share of the Company will be identical, including – significantly – with respect to the distribution of assets and the payment of dividends.

Section 18(g) defines a “senior security” to mean “any bond, debenture, note, or similar obligation or instrument constituting a security and evidencing indebtedness, and any stock of a class having priority over any other class as to distribution of assets or payment of dividends; and “senior security representing indebtedness” means any other than stock” (emphasis added). The side letters do not, and will not, grant any investor a priority over any other investor as to the distribution of assets or the payment of dividends, and as a result, the defining elements of a “senior security” are not present.

The proposing release for rule 18f-3 provides additional guidance on what constitutes a senior security that is a stock. That release explains that in a multiple class mutual fund, different expense levels (caused primarily by differing distribution expenses) differentiate one class from another. A class with lower expenses will have a greater net asset value (“NAV”) or higher dividend per share than other classes. A class with a higher NAV has a priority as to the distribution of assets. Similarly, a class receiving a higher dividend has a priority over classes with lower dividends. Therefore, the class with lower expenses is a senior security. See Investment Company Act Release No. 19955 (Dec. 15, 1993) at n. 17 and accompanying text (proposing rule 18f-3, creating an exemption from section 18 for funds issuing multiple classes of shares). Similarly, the Staff has found Section 18(g) to be implicated in arrangements where certain investors were required to reinvest distributions while other investors had the option to received cash distributions. See SEC No-Action Letter to NEA Mutual Fund, Inc (February 16, 1974). In other words, the Commission and the Staff have found a senior security exists with respect to stock when some characteristic of the stock confers upon it a prior claim on a fund’s assets, earnings or both. These characteristics are not present here because, in every instance, a holder of the Company’s common stock will be entitled only to a share of the Company’s distributions and dividends that is in proportion to the common shares that holder has purchased.

January 23, 2024 Page 3

On a telephone call on January 17, 2024, the Staff noted to representatives of Dechert that the ability of investors to reduce or cancel their unfunded commitments to the Company, coupled with the board observer seat offered to certain investors, informed the Staff’s perspective on Section 18(g).

The Company’s equity raise is structured as subscriptions for commitments to fund equity in the future, much like a private, draw-down closed-end fund. Investors subscribe for common shares in the Company with an equity capital commitment, and from time to time, the Company may call capital from those investors up to their unfunded equity capital commitments1 in exchange for common shares. The contractual ability of investors to reduce or cancel their unfunded equity commitments upon the occurrence of certain events relates only to whether an investor may be required to buy shares at some point in the future; it has no bearing on the attributes of the Company shares that have been or may be issued, and in no way gives the holders of certain shares a greater claim on the assets or earnings of the Company relative to others. Such cancellation rights are common because there are a variety of reasons that an investor may seek to manage its exposure to the future funding obligation. This may result from investor negotiations, or for other purposes, such as to ensure compliance with various regulatory regimes such as ERISA, the Bank Holding Company Act, the 1940 Act, ownership thresholds under the Securities Act or regulatory restrictions applicable to particular investors. While these provisions may impact the amount of capital raised by a BDC, they do not change the nature of the shares issued or implicate Section 18(g). In addition, in no circumstance will the Company require any other investor to fund in excess of its own equity capital commitment.

[1]

The Company respectfully distinguishes investors’ equity capital commitments to the Company, on the one hand, from the Company’s potential capital commitments to portfolio companies in connection with obligations related to the Company’s assets (i.e. portfolio company loans, such as delayed term loans, revolving credit facilities and other investments with delayed settlement), on the other hand. We understand the Staff’s view, articulated in correspondence with other registrants, that the latter (i.e. an obligation “of” the Company versus an obligation “to” the Company) could constitute senior securities issued by the Company under Rule 18f-4(e)(1) if the Company did not reasonably believe, at the time it enters into such agreement, that it would have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as they come due. While we acknowledge that a Company’s obligation to a portfolio company could, in theory, become a senior security if the Company believed it did not have sufficient cash and cash equivalents to meet its obligations with respect to any of its unfunded commitment agreement, that does not in any way turn the equity commitments of investors, or the equity issued as a result of those commitments, into a senior security. Such commitments are obligations of the investor, not the Company.

January 23, 2024 Page 4

We believe it is important to note that the capital commitment/draw-down model is a business choice designed to provide relative predictability for funds that invest in opportunities that take time to identify and develop. By way of comparison, each investor could agree to subscribe for shares from time-to-time and enter into a new share purchase agreement each time they sought to invest more capital into the Company. However, for many reasons, including for administrative ease, a capital commitment/draw-down model allows a BDC and its investment adviser to make assumptions about the size of portfolio company loans and reasonable allocations. To induce investors to make a maximum commitment to the Company while enabling the Company to call capital as needed rather than all at once (which would have a material and detrimental impact on the Company’s financial performance due to the excess cash on the balance sheet), the Company intends to enter into one subscription agreement with each investor with various conditions to the sale of shares. The Company has disclosed to prospective investors in the Registration Statement and the offering documents for the private placement that certain investors may have a right to cancel or reduce their unfunded commitments so that prospective investors are aware of this possibility. While we acknowledge that disclosure would be relevant to an investor and have therefore made sure to clearly explain it, these facts, we do not believe, should be seen to create a senior security. We also believe the staff’s position would operate to the detriment of investors by potentially forcing investors to reduce the commitments they are willing to make or forcing BDCs to take only concurrently funded subscriptions.

Finally, the existence of board observer seats at the Company likewise does not implicate Section 18(g). The right to attend meetings of the Company’s board, subject to customary limitations, is not an attribute of the shares held by investors and does not give the holder of certain shares a greater claim on the assets or earnings of the Company. A board observer has no right to vote or take any actions with respect to the Company’s board of directors. We note also that board observers are commonplace and exist in currently operating BDCs, and also respectfully submit that visiting guests, whether by contract right or invitation – formal or informal – are commonplace at board meetings.

January 23, 2024 Page 5

While we appreciate the Staff’s comments, we respectfully disagree that the side letters implicate Section 18(g), notwithstanding the views of the Staff expressed in this comment.

2)

The Staff is reissuing comment 4(b) referenced in the Company’s January 12, 2024 response letter. Please confirm that the advisory agreements for any wholly-owned subsidiary of the Company will comply with Section 15 of the 1940 Act.

Response: The Company supplementally confirms that no wholly-owned subsidiary is party to an advisory or management agreement with the Advisor, any affiliated investment adviser or any other person. The Company supplementally confirms that, if any such arrangements exist in the future, the advisory arrangements for any wholly-owned subsidiary of the Company will comply with Section 15 of the 1940 Act.

3)

The Staff is reissuing comment 3 referenced in the Company’s January 12, 2024 response letter. Please confirm supplementally that the Company will apply a minimum initial investment standard of at least $25,000, even in cases where a greater minimum investment amount is waived.

Response: The Company appreciates that Staff’s comment. While there is no intention to waive the minimum investment amount to below $25,000, the Company respectfully declines to adopt the requested position of the Staff. The Company notes that it is unaware of any legal basis or Staff position which would require the Company to maintain an unwaivable $25,000 minimum investment for a privately offered BDC.

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at (212) 698-3854.

January 23, 2024 Page 6

Sincerely,

/s/ Kenneth E. Young
Kenneth E. Young

cc:	Jeffrey H. Aronson, Overland Advisors, LLC

Susanne V. Clark, Overland Advisors, LLC

William J. Neuenfeldt, Overland Advantage

Gavin Baiera, Overland Advantage

Michael J. Spratt, Securities and Exchange Commission

Thankam Varghese, Securities and Exchange Commission

William J. Bielefeld, Dechert LLP

Ross A. MacConnell, Dechert LLP